Mail Stop 4720

December 11, 2009

Michael M. Magee
President and Chief Executive Officer
Independent Bank Corporation
230 West Main Street, P.O. Box 491
Ionia, Michigan 48846

     Re: Independent Bank Corporation
              Preliminary Revised Proxy Statement on Schedule 14A
              Filed December 10, 2009
              File No. 000-07818

Dear Mr. Magee:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please be sure to include page numbers in future filings.

No. of Shares to be Issued in Transactions Under Consideration High Range Alternative

2.   We note that footnote 4 to this table "assumes that Treasury will agree to exchange all CPP Preferred Shares (with an aggregate liquidation preference of $72 million) for common stock with a value equal to the $72 liquidation value." Please correct this error to reflect the "$72 million" liquidation value.

Appendix A: Pro Forma Financial Information

3.   We note that your pro forma financial information reflects a "High Range Alternative – With Discount (75% TP Exchange and 100% CPP Exchange at 25% discount to par"; however, your disclosure states that you have only engaged in preliminary discussions with the Treasury and have not received any indication of Treasury's willingness to exchange the preferred shares at a discount.   It does not appear the assumption underlying these pro formas is factually supportable. Please remove the discount or explain to the staff why this assumption complies with Article 11 of Regulation S-X.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Edwin Adames at (202) 551-3447 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3464 with any other questions.

                                                Sincerely,

                                                Kathryn McHale
                                                Staff Attorney

CC: By Fax: (616) 336-7000
        Seth Ashby
        Kim Baber
        Varnum LLP